Exhibit 99

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value per share, of Gulfport Energy Corporation is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1).  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 27, 2017

LG WF L.P.

By:	LG WF GP LLC, its General Partner

By:	/s/ Alan E. Goldberg
Name:	Alan E. Goldberg
Title:	Executive Manager

By:	/s/ Robert D. Lindsay
Name:	Robert D. Lindsay
Title:	Executive Manager

ALAN E. GOLDBERG

By:	/s/ Alan E. Goldberg

ROBERT D. LINDSAY

By:	/s/ Robert D. Lindsay